December 4, 2009

Mail Stop 3010

Mr. Richard A. Bianco
President and Chief Executive Officer
AmBase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06830

> **Re: AmBase Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-07265**

Dear Mr. Bianco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 8 – Incentive Plans

1.   You disclose that no stock based compensation expense was recorded in 2008 and 2007, as all previously granted outstanding options vested as of January 2, 2007. In that regard, please explain to us why the table of non-vested option activity indicates that 204,000 options vested in 2008 and how these options were accounted for in your financial statements.

<u>Note 12 – Property Owned</u>

2.   We note that you included current market rents in the area and leasing values in your assessment of the fair value of your commercial office building. Please explain to us the weight given to these factors in your impairment analysis, given that the leasable portion of the building has been vacant since 2006. In that regard, please provide a more detailed description of your impairment analysis, as well as the basis for your conclusion that the property is not impaired, in your response to us and in future filings.   For reference see FASB ASC 360-10-35-17.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Richard A. Bianco
AmBase Corporation
December 4, 2009
Page 3

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief